                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the Month of March, 2003

                        KOREA ELECTRIC POWER CORPORATION
                (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

                      (Indicate by check mark whether the
                    registrant by furnishing the information
             contained in this form is also thereby furnishing the
                   information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH
INDEPENDENT PUBLIC ACCOUNTANTS' REPORT
(as proposed to be approved at the Annual General Meeting of Shareholders on March 21, 2003)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

           English Translation of a Report Originally Issued in Korean



To the Shareholders and Board of Directors of Korea Electric Power Corporation

We have audited the accompanying non-consolidated balance sheets of Korea Electric Power Corporation (the "Company") as of December 31, 2002 and 2001, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended, all expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd. and 3 other power generation subsidiaries, which statements reflect 30.4 percent of the total non-consolidated assets as of December 31, 2002 and 35.1 percent of non-consolidated income before income tax for the year ended. Also, we did not audit the financial statements of Korea Hydro & Nuclear Power Co., Ltd and 4 other power generating subsidiaries, which amounted to 32.8 percent of the total non-consolidated assets as of December 31, 2001 and 39.3 percent of non-consolidated income before income tax for the year ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations, changes in its retained earnings and its cash flows for the years then ended in conformity with the Korea Electric Power Corporation Act, the Accounting Regulations for Government Invested Enterprises and the Financial Accounting Standards as established by the Financial Supervisory Commission of the Republic of Korea (see Note 2).

The translated amounts in the accompanying financial statements have been translated in to U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As discussed in Note 20, the Company spun off its power generation division on April 2, 2001, in accordance with the approval of the shareholders on March 16, 2001, which resulted in establishing six new power generation subsidiaries, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. As of April 2, 2001, their combined assets and liabilities were Won 35,131,773 million and Won 17,646,157 million, respectively.

As discussed in Note 18, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to Won 371,643 million and Won 13,713,243 million, respectively, for the year ended December 31, 2002 and Won 287,358 million and Won 10,638,837 million, respectively, for the year ended December 31, 2001. Related receivables and payables amount to Won 31,954 million and Won 1,172,012 million, respectively, as of December 31, 2002 and Won 27,600 million and Won 1,117,322 million as of December 31, 2001, respectively.

As discussed in Note 1, the Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice as well as the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises.





By:/s/ Anjin & Co.
   ------------------------------
Anjin & Co.

Seoul, Korea
February 7, 2003





                                Notice to Readers


   This report is effective as of February 7, 2003, the auditors' report date.
    Certain subsequent events or circumstances may have occurred between the auditors' report date and the time the auditors' report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors' report.

                        KOREA ELECTRIC POWER CORPORATION


                         NON-CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2002 AND 2001

                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
                       ASSETS                                      (IN MILLIONS)                         (IN THOUSANDS)
                       ------

Property, Plant and Equipment (Notes 3 and 4):
   Utility plant                                      Won  34,432,036     Won  30,829,593      $    28,683,801   $    25,682,766
   Less: accumulated depreciation                          (5,939,624)         (4,503,772)          (4,948,036)       (3,751,892)
   Less: construction grants                               (2,321,138)         (1,844,359)          (1,933,637)       (1,536,453)
                                                      ---------------     ---------------      ---------------   ---------------
                                                           26,171,274          24,481,462           21,802,128        20,394,421
   Construction in-progress                                 1,986,138           2,677,439            1,654,563         2,230,455
                                                      ---------------     ---------------      ---------------   ---------------
                                                           28,157,412          27,158,901           23,456,691        22,624,876
                                                      ---------------     ---------------      ---------------   ---------------

Investments and others:
   Investment securities (Note 5)                          22,239,278          20,846,317           18,526,556        17,366,142
   Long-term loans (Note 6)                                   128,656             114,707              107,178            95,557
   Long-term other account receivables                        388,924                  --              323,995                --
   Currency and interest rate swaps (Note 13)                 320,641             216,162              267,112           180,075
   Intangibles (Note 16)                                       94,874              92,236               79,035            76,838
   Other non-current assets (Note 12)                         130,074             145,308              108,359           121,050
                                                      ---------------     ---------------      ---------------   ---------------
                                                           23,302,447          21,414,730           19,412,235        17,839,662
                                                      ---------------     ---------------      ---------------   ---------------

Current assets:
   Cash and cash equivalents (Note 12)                        610,056             559,871              508,211           466,404
   Trade receivables, net of allowance for
     doubtful accounts of Won 21,588 million in
     2002 and Won 18,548 million in 2001
     (Notes 12 and 18)                                      1,400,411           1,300,665            1,166,620         1,083,526
   Other account receivables, net of allowance for
     doubtful accounts of Won 3,007 million in
     2002 and Won 2,383 million in 2001
     (Notes 12 and 18)                                        228,101             187,816              190,020           156,461
   Short-term financial instruments                            79,000             119,587               65,811            99,622
   Short-term loans (Note 6)                                    8,450               7,701                7,039             6,415
   Inventories (Note 7)                                        65,217              68,885               54,329            57,385
   Other current assets                                        94,519              82,559               78,741            68,777
                                                      ---------------     ---------------      ---------------   ---------------
                                                            2,485,754           2,327,084            2,070,771         1,938,590
                                                      ---------------     ---------------      ---------------   ---------------
        Total Assets                                  Won  53,945,613     Won  50,900,715      $    44,939,697   $    42,403,128
                                                      ===============     ===============      ===============   ===============

                                                                   (continued)

                        KOREA ELECTRIC POWER CORPORATION

                        AS OF DECEMBER 31, 2002 AND 2001

                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
SHAREHOLDERS' EQUITY AND LIABILITIES                               (IN MILLIONS)                         (IN THOUSANDS)
------------------------------------
Shareholders' equity (Note 8):
   Common stock                                        Won   3,200,504    Won   3,200,504      $     2,666,198   $     2,666,198
   Capital surplus                                          14,311,579         14,311,890           11,922,342        11,922,600
   Retained earnings
     Appropriated                                           17,899,939         15,351,474           14,911,646        12,788,633
     Unappropriated (Net income of Won 3,059,815
     million in 2002 and Won 1,778,306 million in
     2001)                                                          --                 --                   --                --
   Capital adjustments:                                         35,707            130,887               29,745           109,036
                                                       ---------------    ---------------      ---------------   ---------------
        Total Shareholders' Equity                          35,447,729         32,994,755           29,529,931        27,486,467
                                                       ---------------    ---------------      ---------------   ---------------

Long-term liabilities:
   Long-term debt (Note 10)                                  9,973,313         11,702,675            8,308,325         9,748,979
   Accrued severance indemnities, net (Note 2)                 226,609            134,056              188,778           111,676
   Reserve for self insurance                                   82,537             78,243               68,758            65,181
   Currency and interest rate swaps (Note 13)                  468,900            448,486              390,620           373,613
   Financial lease liabilities (Note 11)                         4,993             13,590                4,159            11,321
   Deferred income tax liabilities (Note 17)                 1,354,128          1,018,506            1,128,064           848,472
   Other long-term liabilities                                 325,533            232,757              271,187           193,901
                                                       ---------------    ---------------      ---------------   ---------------
                                                            12,436,013         13,628,313           10,359,891        11,353,143
                                                       ---------------    ---------------      ---------------   ---------------
Current liabilities:
   Trade payables (Note 18)                                  1,238,749          1,155,868            1,031,947           962,903
   Other accounts payable (Note 18)                            552,350            456,707              460,138           380,462
   Current portion of long-term debt (Note 10)               2,454,722          1,358,240            2,044,920         1,131,490
   Current portion of financial lease liabilities
     (Note 11)                                                   8,538              9,522                7,113             7,932
   Income tax payable                                          682,777            274,079              568,791           228,323
   Accrued expenses                                            166,144            199,057              138,407           165,826
   Dividends payable (Note 9)                                  513,503            353,610              427,777           294,577
   Other current liabilities                                   445,088            470,564              370,782           392,005
                                                       ---------------    ---------------      ---------------   ---------------
                                                             6,061,871          4,277,647            5,049,875         3,563,518
                                                       ---------------    ---------------      ---------------   ---------------
        Total Liabilities                                   18,497,884         17,905,960           15,409,766        14,916,661
                                                       ---------------    ---------------      ---------------   ---------------

        Total Shareholders' Equity and Liabilities     Won  53,945,613    Won  50,900,715      $    44,939,697   $    42,403,128
                                                       ===============    ===============      ===============   ===============


        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


                      NON-CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
                                                               (IN MILLIONS, EXCEPT                  (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)                     PER SHARE AMOUNTS)
OPERATING REVENUES (Note 18):
   Sale of electricity                                Won  20,716,297     Won  19,453,003      $    17,257,829   $    16,205,434
   Other operating revenues                                   331,577             367,576              276,222           306,211
                                                      ---------------     ---------------      ---------------   ---------------
                                                           21,047,874          19,820,579           17,534,051        16,511,645
                                                      ---------------     ---------------      ---------------   ---------------

OPERATING EXPENSES (Notes 14, 15, 16, 18
   and 22):
   Power generation, transmission, distribution             3,365,041           6,042,913            2,803,266         5,034,083
   Purchased power                                         14,532,830          10,602,206           12,106,656        8,832,228
   Other operating costs                                      327,226             322,273              272,598           268,472
   Selling and administrative expenses                        940,016             891,024              783,086           742,272
                                                      ---------------     ---------------      ---------------   ---------------
                                                           19,165,113          17,858,416           15,965,606        14,877,055
                                                      ---------------     ---------------      ---------------   ---------------

OPERATING INCOME
                                                            1,882,761           1,962,163            1,568,445         1,634,590

OTHER INCOME (EXPENSES):
   Interest income                                             23,710              31,475               19,752            26,220
   Interest expense                                          (627,954)           (805,688)            (523,121)         (671,183)
   Gain (loss) on foreign currency transactions and
     translation, net                                         398,544             (16,775)             332,009           (13,974)
   Gain on valuation using the equity method of
     accounting (Note 5)                                    2,178,492           1,309,848            1,814,805         1,091,176
   Gain (loss) on valuation of investments, net                (1,244)             22,602               (1,036)           18,829
   Gain on disposal of investment, net (Note 5)               433,151             162,384              360,839           135,275
   Loss on disposal of utility plant, net                     (16,671)            (16,352)             (13,888)          (13,622)
   Gain (loss) on repayment of bonds                           14,151             (97,680)              11,789           (81,373)
   Valuation gain (loss) on currency and interest
     rate swaps, net (Note 13)                                 63,158            (132,008)              52,614          (109,971)
   Donations (Note 23)                                        (76,825)           (103,003)             (64,000)          (85,807)
   Rent                                                       108,439             116,061               90,336            96,686
   Other, net                                                 (51,419)             92,859              (42,835)           77,358
                                                      ---------------     ---------------      ---------------   ---------------
                                                            2,445,532             563,723            2,037,264           469,614
                                                      ---------------     ---------------      ---------------   ---------------
ORDINARY INCOME                                             4,328,293           2,525,886            3,605,709         2,104,204

INCOME TAX EXPENSE (Note 17)                                1,268,478             747,580            1,056,713           622,776
                                                      ---------------     ---------------      ---------------   ---------------
NET INCOME                                            Won   3,059,815     Won   1,778,306      $     2,548,996   $     1,481,428
                                                      ===============     ===============      ===============   ===============
ORDINARY INCOME PER SHARE (Note 2)                    Won       4,788     Won       2,783      $          3.99   $          2.32
                                                      ===============     ===============      ===============   ===============
EARNINGS PER SHARE (Note 2)                           Won       4,788     Won       2,783      $          3.99   $          2.32
                                                      ===============     ===============      ===============   ===============


        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


       NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
                                                                  (IN MILLIONS)                        (IN THOUSANDS)
RETAINED EARNINGS BEFORE
   APPROPRIATIONS:
     Unappropriated retained earnings carried
       over from prior years                          Won          --     Won          --      $            --   $            --
     Net income                                             3,059,815           1,778,306            2,548,996         1,481,428
                                                      ---------------     ---------------      ---------------   ---------------
                                                            3,059,815           1,778,306            2,548,996         1,481,428
                                                      ---------------     ---------------      ---------------   ---------------

APPROPRIATIONS OF RETAINED
   EARNINGS:
   Business rationalization reserve                                --               1,000                   --               833
   Reserve for business expansion                           2,368,465           1,165,874            1,973,064           971,238
   Reserve for investment in social overhead
       capital                                                120,000             200,000               99,967           166,611
   Reserve for research and human development                  60,000              60,000               49,982            49,983
   Cash dividends (Note 9)                                    511,350             351,432              425,983           292,763
                                                      ---------------     ---------------      ---------------   ---------------
                                                            3,059,815           1,778,306            2,548,996         1,481,428
                                                      ---------------     ---------------      ---------------   ---------------

UNAPPROPRIATED RETAINED EARNINGS
   TO BE CARRIED FORWARD TO
   SUBSEQUENT YEAR                                    Won          --     Won          --      $            --   $            --
                                                      ===============     ===============      ===============   ===============




        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION


                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001




                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
                                                                  (IN MILLIONS)                        (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                         Won   3,059,815     Won   1,778,306      $     2,548,996    $    1,481,428
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization                        1,741,967           2,558,682            1,451,155         2,131,524
       Provision for severance and retirement
          benefits                                             92,915              80,532               77,403            67,088
       Provision for decommissioning costs and
          self-insurance                                        5,465             140,383                4,553           116,947
       Allowance for doubtful accounts                         15,514               2,377               12,924             1,980
       Interest expense                                         8,650               7,834                7,206             6,526
       Loss (gain) on foreign currency transactions
          and translation, net                               (370,872)             15,521             (308,957)           12,930
       Gain on valuation using the equity method
          of accounting                                    (2,178,492)         (1,309,848)          (1,814,805)       (1,091,176)
       Loss (gain) on valuation of investments, net             1,244             (22,602)               1,036           (18,829)
       Gain on disposal of investment, net                   (433,151)           (162,384)            (360,839)         (135,275)
       Loss on disposal of utility plant, net                  16,671              16,352               13,888            13,622
       Loss (gain) on repayment of bonds                      (14,151)             97,680              (11,789)           81,373
       Valuation loss (gain) on currency and
          interest rate swaps                                 (63,158)            132,008              (52,614)          109,970
       Decrease (increase) in trade receivables              (109,221)            148,183              (90,988)          123,445
       Decrease (increase) in other account
          receivables                                         (20,915)             24,803              (17,423)           20,662
       Decrease in inventories                                 43,910             146,032               36,579           121,653
       Increase in other current assets                       (58,614)            (24,230)             (48,829)          (20,185)
       Increase in deferred income tax assets                      --            (827,282)                  --          (689,172)
       Increase in trade payables                              82,880             551,358               69,044           459,312
       Increase (decrease) in other accounts
          payable                                              95,643            (616,948)              79,676          (513,952)
       Increase in income tax payable                         408,698             121,732              340,468           101,410
       Decrease in accrued expenses                           (30,317)           (191,053)             (25,256)         (159,158)
       Increase (decrease) in other current
          liabilities                                         (21,504)             49,723              (17,914)           41,422
       Increase in deferred income tax liabilities            335,622           1,018,506              279,592           848,472
       Increase in other long-term liabilities                 92,774             121,189               77,286           100,957
       Payment of severance and retirement
          benefits                                             (6,692)             (8,159)              (5,575)           (6,797)
       Payment of self-insurance                               (1,171)             (1,736)                (976)           (1,446)
       Other, net                                              (6,126)              5,046               (5,102)            4,204
                                                      ---------------     ---------------      ---------------   ---------------
   Net cash provided by operating activities                2,687,384           3,852,005            2,238,739         3,208,935

                                                                     (continued)

                        KOREA ELECTRIC POWER CORPORATION

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001





                                                                                                         TRANSLATION INTO
                                                                  KOREAN WON                          U.S. DOLLARS (NOTE 2)
                                                      -----------------------------------      ---------------------------------
                                                           2002                2001                 2002              2001
                                                      ---------------     ---------------      ---------------   ---------------
                                                                  (IN MILLIONS)                        (IN THOUSANDS)
CASH FLOWS FROM INVESTING ACTIVITIES:
   Disposal of utility plant                          Won      72,311     Won      55,426      $        60,239    $       46,173
   Additions to utility plant                              (3,461,672)         (4,790,220)          (2,883,765)       (3,990,520)
   Receipt of construction grants                             624,527             560,246              520,266           466,716
   Disposal of marketable securities                               --              20,002                   --            16,663
   Proceeds from disposal of investment
     securities                                               746,633             311,805              621,987           259,751
   Acquisition of investment securities                       (31,621)           (399,349)             (26,342)         (332,680)
   Collection of long-term loans                                   --              57,887                   --            48,223
   Extension of long-term loans                               (22,567)            (98,443)             (18,800)          (82,008)
   Acquisition of intangibles                                 (30,790)             (3,183)             (25,650)           (2,652)
   Withdrawal of short-term financial
     instruments                                              119,587             102,640               99,623            85,505
   Acquisition of short-term financial instruments            (79,000)            (94,304)             (65,811)          (78,560)
   Collection of short-term loans                               7,868              24,542                6,554            20,445
   Decrease (increase) in other non-current assets              8,096             (31,744)               6,745           (26,445)
                                                      ---------------     ---------------      ---------------   ---------------
     Net cash used in investing activities                 (2,046,628)         (4,284,695)          (1,704,954)       (3,569,389)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term debt                             1,909,246           5,640,253            1,590,508         4,698,645
   Payment of current portion of long-term debt            (1,358,240)         (4,263,766)          (1,131,490)       (3,551,954)
   Payment of long-term debt                                 (760,084)                 --             (633,192)               --
   Payment of short-term borrowings                                --            (222,121)                  --          (185,039)
   Cash dividends                                            (351,065)           (333,358)            (292,457)         (277,706)
   Other, net                                                 (30,428)             (6,433)             (25,347)           (5,359)
                                                      ---------------     ---------------      ---------------   ---------------
     Net cash provided by (used in) financing
        activities                                           (590,571)            814,575             (491,978)          678,587

NET INCREASE IN CASH AND CASH
  EQUIVALENTS                                                  50,185             381,885               41,807           318,133

CASH AND CASH EQUIVALENTS,
  BEGINNING OF THE PERIOD (Note 21)                           559,871             177,986              466,404           148,271
                                                      ---------------     ---------------      ---------------   ---------------
CASH AND CASH EQUIVALENTS, END OF
  THE PERIOD (Note 21)                                Won     610,056     Won     559,871      $       508,211   $       466,404
                                                      ===============     ===============      ===============   ===============


        See accompanying notes to non-consolidated financial statements.

                        KOREA ELECTRIC POWER CORPORATION.


                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001




1.   THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of December 31, 2002, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.35 percent, 21.57 percent and
25.07 percent of the Company's shares, respectively.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate of Won 1,200.40 to US $1.00 at December 31, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful life of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the years ended December 31, 2002 and 2001, the amount of capitalized interest was Won 74,382 million and Won 376,815 million, respectively, of which foreign currency transactions and translation gains deducted from the capitalized interest amounted to Won 53,382 million and Won 68,388 million, respectively, and foreign currency transactions and translation losses added to the capitalized interest amounted to Won 1,850 million and Won 135,635 million, respectively.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                          YEARS
                                         --------
             Buildings                    15,30
             Structures                   15,30
             Machinery                      16
             Ships                           9
             Vehicles                        4
             Others                          4


The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

     o  Grants from the government or public institutions
     o  Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received Won 624,527 million and Won 560,246 million of construction grants, and offset Won 140,346 million and Won 65,629 million against depreciation expense for the years ended December 31, 2002 and 2001, respectively.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental costs. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within shareholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within shareholders' equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within shareholders' equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 20 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are Won 226,708 million and Won 134,173 million as of December 31, 2002 and 2001, respectively. Actual severance payments were Won 6,692 million and Won 8,159 million for the years ended December 31, 2002 and 2001, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won 99 million and Won 117 million as of December 31, 2002 and 2001, respectively, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay
4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

In 2001, accrued severance indemnities of Won 58,063 million for the directors and employees who were transferred to the power generation subsidiaries were transferred to those subsidiaries.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was Won 1,200.40 and Won 1,326.10 to US$ 1.00 at December 31, 2002 and 2001,
respectively. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deduction for tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 639,046,001 shares and 638,975,080 shares for the years ended December 31, 2002 and 2001, respectively.


3.   PROPERTY, PLANT AND EQUIPMENT:

(1)  Asset revaluation
     The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was Won 12,552,973 million (See Note 8).

(2)  Publicly announced land prices
     The published price of the Company's land as announced by the Korean Government is as follows (won in millions):

                                                             AREA
                        PURPOSE                        (SQUARE METERS)       BOOK VALUE        LAND PRICES
     --------------------------------------------     -----------------   ----------------   ----------------
     Transmission and distribution sites and other        16,846,287      Won    3,321,377   Won    2,984,974

(3)  Utility plant
     Utility plant as of December 31, 2002 and 2001 is as follows (won in millions):


                                         2002                   2001
                                   ---------------        ---------------
             Land                  Won   3,321,377         Won  3,372,285
             Buildings                   2,135,878              1,951,033
             Structures                 22,415,717             20,220,976
             Machinery                   6,266,774              5,019,457
             Ships                             266                    266
             Vehicles                       55,334                 51,454
             Others                        236,690                214,122
                                   ---------------         --------------
                                   Won  34,432,036         Won 30,829,593
                                   ===============         ==============

4.   INSURED ASSETS:

Insured assets as of December 31, 2002 are as follows (won in millions):

                    INSURED ASSETS                       INSURANCE TYPE              INSURED VALUE
           -----------------------------        --------------------------------    --------------
             Buildings and machinery              Fire insurance                    Won    325,670
             Buildings and machinery              Assemble insurance                       365,312
             Buildings                            General insurance                        147,187
             Construction in progress             Construction insurance                   141,404

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, loading insurance for inventories, general insurance for movables, casualty insurance for its employees and compensation liability insurance for its directors.


5.   INVESTMENT SECURITIES:

(1) Investment securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                  2002                 2001
                                                            -----------------     -----------------
           Securities subject to equity method              Won    22,152,733     Won    20,755,138
           Non-listed equity securities                                75,598                83,442
           Others                                                      10,947                 7,737
                                                            -----------------     -----------------
                                                            Won    22,239,278     Won    20,846,317
                                                            =================     =================

(2) Securities subject to the equity method as of December 31, 2002 and 2001 are as follows (won in millions):

                                                          2002                                                       2001
                                     --------------------------------------------------------------   ----------------------------
                                      OWNERSHIP   ACQUISITION       NET ASSET         VALUE PER        OWNERSHIP      VALUE PER
         COMPANY NAME                    (%)         COST            VALUE          EQUITY METHOD         (%)       EQUITY METHOD
----------------------------------   ----------  --------------    --------------   ---------------   ----------   ---------------
Korea Hydro & Nuclear Power Co.,
   Ltd.                                100.0     Won  9,364,799    Won 10,577,527   Won  10,577,527     100.0       Won  9,930,683
 Korea South-East Power Co., Ltd.      100.0          1,232,004         1,679,117         1,679,117     100.0            1,398,275
 Korea Midland Power Co., Ltd.         100.0          1,325,891         1,781,127         1,781,127     100.0            1,482,997
 Korea Western Power Co., Ltd.         100.0          1,442,638         1,772,973         1,772,973     100.0            1,573,395
 Korea Southern Power Co., Ltd.        100.0          1,797,378         1,953,743         1,953,743     100.0            1,813,187
 Korea East-West Power Co., Ltd.       100.0          2,322,905         2,373,207         2,373,207     100.0            2,295,361
 Korea Power Engineering Co., Ltd.      97.9              4,991           171,466            51,991      97.9               46,352
 Korea Plant Service & Engineering
   Co., Ltd.                           100.0              6,000           238,947           238,947     100.0              212,431
 KEPCO Nuclear Fuel Co., Ltd.           96.4             89,757           150,100           134,538      96.4              119,555
 Korea Electric Power Data Network
   Co., Ltd.                           100.0             64,000           120,476           118,075     100.0              112,209
 Korea Electric Power Industrial
   Development, Ltd.                   100.0             16,300            40,730            40,730     100.0               34,879
 Korea Gas Corporation                  24.5             94,500           690,705           690,705      24.5              698,164
 Korea District Heating Co.             26.1              5,660           147,898           147,898      26.1              134,955
 Powercomm Corporation (*)              44.0            329,965           359,090           359,090      89.5              718,126
 KEPCO International Hong Kong
   Ltd.                                100.0             15,102           124,809           124,809     100.0               87,647
 KEPCO International Philippines
   Inc. (*)                            100.0            103,610           108,256           108,256     100.0               96,922
                                                  -------------    --------------    --------------                  --------------
                                                  Won 18,215,500   Won 22,290,171    Won 22,152,733                  Won 20,755,138
                                                  =============    ==============    ==============                  ==============


(*) The Company used draft financial statement of Powercomm Corporation and KEPCO International Philippines Inc. for equity method valuation.

If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method over five years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. Unrealized income from intercompany transactions is eliminated.

The Company eliminates the unrealized gains arising from the transactions with affiliates in equity method valuation. The eliminated gain arising from the transaction with Korea Power Engineering Co., Ltd, KEPCO Nuclear Fuel Co., Ltd. and Korea Electric Power Data Network Co., Ltd. amounted to Won 119,475 million, Won 15,562 million and Won 2,401 million, respectively, as of December 31,2002 and Won 112,463 million, Won 17,877 million and Won 5,845 million, respectively, as of December 31, 2001.

In 2002, the Company has disposed some of its investments in Powercomm Corporation, with the gain on disposal of investment of Won 433,335 million.

As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("KEILCO"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and KEILCO. In 2002, the Company acquired additional share of KEPCO International Philippines Inc. amounting to Won 12,453 million.

The Company recorded Won 2,178,492 million and Won 1,309,848 million as valuation gain using the equity method for the years ended December 31, 2002 and 2001, respectively.

Details of valuation using the equity method are as follows (won in millions):

                                                       2002
                            ----------------------------------------------------------
                                               GAIN ON
                                              VALUATION
                                              USING THE
                            BOOK VALUE AS   EQUITY METHOD                BOOK VALUE AS
                            OF JANUARY 1,        OF                       OF DECEMBER
COMPANY NAME                    2002          ACCOUNTING     OTHERS(*)      31, 2002
------------------------    -------------   ------------- ------------- --------------
Korea Hydro & Nuclear
   Power Co., Ltd.          Won 9,930,683   Won   816,577  Won (169,733) Won 10,577,527
 Korea South-East Power
   Co., Ltd.                    1,398,275         305,795       (24,953)      1,679,117
 Korea Midland Power Co.,
   Ltd.                         1,482,997         321,073       (22,943)      1,781,127
 Korea Western Power Co.,
   Ltd.                         1,573,395         229,494       (29,916)      1,772,973
 Korea Southern Power
   Co., Ltd.                    1,813,187         146,893        (6,337)      1,953,743
 Korea East-West Power
   Co., Ltd.                    2,295,361          73,621         4,225       2,373,207
 Korea Power Engineering
   Co., Ltd.                       46,352          30,623       (24,984)         51,991
 Korea Plant Service &
   Engineering Co., Ltd.          212,431          33,116        (6,600)        238,947
 KEPCO Nuclear Fuel Co.,
   Ltd.                           119,555          14,983            --         134,538
 Korea Electric Power
   Data Network Co., Ltd.         112,209          14,911        (9,045)        118,075
 Korea Electric Power
   Industrial
   Development, Ltd.               34,879           8,751        (2,900)         40,730

 Korea Gas Corporation            698,164          63,370       (70,829)        690,705
 Korea District Heating
   Co.                            134,955          14,154        (1,211)        147,898

 Powercomm Corporation            718,126          35,400      (394,436)        359,090
 KEPCO International Hong
   Kong Ltd.                       87,647          55,409       (18,247)        124,809
 KEPCO International
   Philippines Inc.                96,922          14,322        (2,988)        108,256
                            -------------  --------------  ------------  --------------
                            Won 20,755,138  Won  2,178,492  Won (780,897) Won 22,152,733
                            =============  ==============  ============  ==============

                                               2001
                            ----------------------------------------------
                                                 GAIN ON
                                                VALUATION
                                                USING THE
                              BOOK VALUE AS   EQUITY METHOD
                               OF JANUARY          OF
COMPANY NAME                     1, 2001        ACCOUNTING      OTHERS(*)
------------------------    ---------------   -------------  -------------
Korea Hydro & Nuclear
   Power Co., Ltd.           Won         --    Won  565,884   Won 9,364,799
 Korea South-East Power
   Co., Ltd.                             --         166,271       1,232,004
 Korea Midland Power Co.,
   Ltd.                                  --         157,106       1,325,891
 Korea Western Power Co.,
   Ltd.                                  --         130,757       1,442,638
 Korea Southern Power
   Co., Ltd.                             --          15,808       1,797,379
 Korea East-West Power
   Co., Ltd.                             --         (27,544)      2,322,905
 Korea Power Engineering
   Co., Ltd.                         30,973          18,579          (3,200)
 Korea Plant Service &
   Engineering Co., Ltd.            182,694          63,952         (34,215)
 KEPCO Nuclear Fuel Co.,
   Ltd.                             108,166          10,101           1,288
 Korea Electric Power
   Data Network Co., Ltd.           108,369           9,913          (6,073)
 Korea Electric Power
   Industrial
   Development, Ltd.                 27,462          10,087          (2,670)

 Korea Gas Corporation              584,137         163,517         (49,490)
 Korea District Heating
   Co.                              176,643         (40,844)           (844)

 Powercomm Corporation              684,484          20,630          13,012
 KEPCO International Hong
   Kong Ltd.                         79,168          39,394         (30,915)
 KEPCO International
   Philippines Inc.                 106,542           6,237         (15,857)
                             --------------    ------------  --------------
                             Won  2,088,638    Won 1,309,848   Won 17,356,652
                             ==============    ============  ==============

(*) Others are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

(3) Non-listed equity securities as of December 31, 2002 and 2001 are as follows (won in millions):

                                                              2002                                       2001
                                         -----------------------------------------------    -------------------------------
                                           OWNERSHIP       ACQUISITION                        OWNERSHIP
       COMPANY NAME                           (%)              COST         BOOK VALUE           (%)            BOOK VALUE
-------------------------------------    -------------   --------------   --------------    --------------    -------------
Securities Market Stabilization Fund         7.57         Won 20,743        Won  20,743          7.19           Won 47,755

Energy Savings Investment Cooperative        40.6              5,000              5,000          40.6                5,000

Korea Power Exchange                         50.0             49,855             49,855          50.0               30,687
                                                          ----------        -----------                        -----------
                                                          Won 75,598        Won  75,598                        Won  83,442
                                                          ==========        ===========                        ===========

The Company invested in Korea Power Exchange, which was established to facilitate the electricity transactions between the Company and the power generation subsidiaries.

(4) Other investments as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                      2002                         2001
                                                         --------------------------------     -------------
                                                           FACE VALUE        BOOK VALUE         BOOK VALUE
                                                         --------------   ---------------     -------------

     Government and municipal bonds                      Won        55     Won        55      Won        84
     Hwan Young Steel Co., Ltd.                                  1,364               120                 --
     Investment securities in Treasury Stock Fund                   --            10,772              7,653
                                                         -------------     -------------      -------------
                                                         Won     1,419     Won    10,947      Won     7,737
                                                         =============     =============      =============


The Company entered into a Treasury Stock Fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and its related losses on valuation of investment, which are recorded in capital adjustment, amount to Won 10,772 million and Won 8,509 million, respectively, as of December 31, 2002 and Won 7,653 million and Won 3,998 million, respectively, as of December 31, 2001.

(5) Gain on valuation of investment, which are recorded in capital adjustment as of December 31, 2002 and 2001 are as follows (won in millions):

                                                              2002              2001
                                                         -------------     -------------
     Valuation using the equity method                   Won    60,886     Won   159,494
     Investment securities in Treasury Stock Fund               (8,509)           (3,998)
                                                         -------------     -------------
                                                         Won    52,377     Won   155,496
                                                         =============     =============


6.   LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in million):

                                       2002                  2001
                                ------------------     -----------------
     Short-term loans           Won          8,450     Won         7,701
     Long-term loans                       128,656               114,707
                                ------------------     -----------------
                                Won        137,106     Won       122,408
                                ==================     =================

7.   INVENTORIES:

Inventories as of December 31, 2002 and 2001 consist of the following (won in millions):

                                      2002                  2001
                               ------------------     -----------------
     Raw materials             Won         1,291      Won        1,509
     Supplies                             57,169                60,602
     Other                                 6,757                 6,774
                               -----------------      ----------------
                               Won        65,217      Won       68,885
                               =================      ================


8.   SHAREHOLDERS' EQUITY:

(1)  Capital
     The Company has 1,200,000,000 authorized shares of Won 5,000 par value common stock, of which 640,100,876 shares are issued as of December 31, 2002.

(2)  Capital Surplus
     Capital surplus as of December 31, 2002 and 2001 is as follows (won in millions):

                                                         2002                  2001
                                                 -------------------    -------------------
     Paid-in capital in excess of par value      Won         799,876    Won         799,876
     Reserves for asset revaluation                       12,552,973             12,552,973
     Other capital surplus                                   958,730                959,041
                                                 -------------------    -------------------
                                                 Won      14,311,579    Won      14,311,890
                                                 ===================    ===================


The Company revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of Won 12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings
     Appropriated retained earnings as of December 31, 2002 and 2001 consist of the following (won in millions):

                                                                  2002                  2001
                                                          -------------------   -----------------
     Legal reserve                                         Won      1,600,252    Won    1,600,252
     Reserve for business rationalization                              31,900              31,900
     Reserve for business expansion                                10,925,338           8,556,873
     Reserve for investment on social overhead capital              5,012,449           4,892,449
     Reserve for research and human development                       120,000              60,000
     Voluntary reserve                                                210,000             210,000
                                                          -------------------   -----------------
                                                           Won     17,899,939    Won   15,351,474
                                                          ===================    ================


The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain exemptions and tax credits must be appropriated as a reserve for business rationalization.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(4)  Capital adjustments
Capital adjustments as of December 31, 2002 and 2001 are as follows (won in millions):

                                                      2002               2001
                                                ---------------    ---------------
     Treasury stock                             Won     (16,670)   Won     (24,609)
     Gain on valuation of investments                    52,377            155,496
                                                ---------------    ---------------
                                                Won      35,707    Won     130,887
                                                ===============    ===============

The Company has shares held as treasury stock amounting to Won 16,670 million (913,375 shares) and Won 24,609 million (1,134,053 shares) as of December 31, 2002 and 2001, respectively, for the purpose of stock price stabilization. This treasury stock is included in the Treasury Stock Fund.


9.   DIVIDENDS:

Dividends as of December 31, 2002 and 2001 are as follows (won in millions, except per share data):

(1)  Earnings available for dividend

                                                          2002               2001
                                                    --------------      -------------
Retained earnings before appropriation              Won  3,059,815      Won 1,778,306
Transfer from the voluntary reserve                             --                 --

Appropriation of the legal reserve and others           (2,548,465)        (1,426,874)
Other appropriation of retained earnings                        --                 --
                                                    --------------      -------------
Earnings available for dividends                    Won    511,350      Won   351,432
                                                    ==============      =============


(2)  Dividend

                                      OUTSTANDING       DIVIDEND       DIVIDEND
                                         STOCKS           RATE        PER SHARE       TOTAL DIVIDEND
                                      ------------      --------     ------------     --------------
2002:
   Outstanding stocks other
     than treasury stock               639,187,501         16%          Won 800        Won  511,350
   Treasury stock                          913,375         --                --                  --
                                      ------------                                     ------------
                                       640,100,876                                     Won  511,350
                                      ============                                     ============
2001:

   Outstanding stocks other
     than treasury stock               638,966,823         11%          Won 550        Won  351,432
   Treasury stock                        1,134,053         --                --                  --
                                      ------------                                     ------------
                                       640,100,876                                     Won  351,432
                                      ============                                     ============


(3)  Dividend to net income ratio (won in millions)

                                              2002                2001
                                         --------------      --------------
Dividend                                 Won    511,350      Won    351,432
Net income                                    3,059,815           1,778,306
                                         --------------      --------------
Dividend to net income ratio             Won     16.71%      Won     19.76%
                                         ==============      ==============


(4)  Dividend yield ratio

                                               2002                2001
                                          --------------      --------------
Dividend per share                        Won        800      Won        550
Stock price at the end of year            Won     18,250      Won     21,700
                                          --------------      --------------
Dividend yield ratio                               4.38%               2.53%
                                          ==============      ==============

10.  BORROWINGS AND DEBENTURES:

(1) Long-term borrowings as of December 31, 2002 and 2001 are as follows (won in millions):

     (a)  Long-term borrowings denominated in Korean Won

                                                               ANNUAL INTEREST
           FINANCIAL INSTITUTION               TYPE                 RATE (%)          2002             2001
     -------------------------------    -------------------   ----------------   --------------    --------------
      Korea Development Bank            Industrial facility     5.42~9.00        Won  2,591,564    Won  2,085,409
      Kookmin Bank                            General           6.07~6.16                85,714           127,619
      Korea National Oil Development
        Corporation                             ''                9.00                       --             1,500
      Others                                    ''              5.50~6.00                    37                38
                                                                                ---------------    --------------
                                                                                      2,677,315         2,214,566
      Less: Current portion                                                            (629,522)         (187,292)
                                                                                ---------------    --------------
                                                                                Won   2,047,793    Won  2,027,274
                                                                                ===============    ==============



     (b)  Long-term borrowings denominated in foreign currency


                                                               ANNUAL INTEREST
           FINANCIAL INSTITUTION               TYPE                 RATE (%)          2002             2001
     -------------------------------    -------------------   ----------------   --------------    --------------
     Japan Bank of International
        Cooperation                          Commercial           2.27           Won         --    Won    929,040
     Barclays International Financial
        Services (Ireland) Ltd.                  ''           6M Libor-1.00             376,482           414,193
     Kredit Anstalt Fur Wieder Aufbau         Facility            6.00                      180               753
     Asia Development Bank                       ''               6.00                    1,415             2,248
                                                                                 --------------    --------------
                                                                                        378,077         1,346,234
     Less: Current portion                                                             (189,836)         (156,074)
                                                                                 --------------    --------------
                                                                                 Won    188,241    Won  1,190,160
                                                                                 ==============    ==============



(2)  Debentures as of December 31, 2002 and 2001 are as follows
     (won in millions):

                                                        ANNUAL
                                                   INTEREST RATE (%)           2002                2001
                                                   -----------------    ------------------  -----------------
      Domestic debentures (Electricity bonds)          5.19~11.30       Won     2,755,000    Won    2,665,000
      Foreign debentures                                1.18~8.28               6,637,477           6,855,959
                                                                        -----------------    ----------------
                                                                                9,392,477           9,520,959
      Less:    Current portion                                                 (1,635,364)         (1,014,874)
           Discount on debentures issued                                          (19,834)            (20,844)
                                                                        -----------------    ----------------
                                                                        Won     7,737,279    Won    8,485,241
                                                                        =================    ================

(3) Foreign currency debts, by currency, as of December 31, 2002 and 2001 are as follows (won in millions):

                                                   2002                                       2001
                                -----------------------------------------  ----------------------------------------
                                   FOREIGN CURRENCY       WON EQUIVALENT      FOREIGN CURRENCY       WON EQUIVALENT
                                ---------------------   ----------------   ----------------------  ----------------
     Long-term borrowings       US$        301,179,115    Won    377,897   US$        301,695,125  Won      416,440
                                EUR            143,104               180   JPY     92,038,852,176           929,040
                                                                           DEM          1,255,887               754
                                                          --------------                             --------------
                                                                 378,077                                  1,346,234
                                                          --------------                             --------------

     Debentures                 US$      3,980,542,219         4,785,584   US$      3,562,868,653         4,684,319
                                JPY    175,060,000,000         1,773,130   JPY    205,060,000,000         2,069,876
                                EUR         25,183,000            31,664   EUR         25,183,000            29,530
                                GBP         24,467,000            47,099   GBP         24,467,000            47,053
                                                                           DEM         42,000,000            25,181
                                                          --------------                             --------------
                                                               6,637,477                                  6,855,959
                                                          --------------                             --------------
                                                          Won  7,015,554                             Won  8,202,193
                                                          ==============                             ==============


(4) Aggregate maturities of the Company's long-term debt as of December 31, 2002 are as follows (won in millions):

                              LOCAL           FOREIGN
        YEAR ENDED          CURRENCY          CURRENCY       ELECTRICITY        FOREIGN
        DECEMBER 31        BORROWINGS        BORROWINGS         BONDS         DEBENTURES           TOTAL
     --------------      --------------    --------------  ---------------   --------------  ----------------
           2003         Won    629,522    Won    189,836   Won     10,000   Won  1,625,364   Won    2,454,722
           2004                710,590           188,241        2,120,000          918,156          3,936,987
           2005                689,441              -             240,000        1,201,766          2,131,207
           2006                537,173              -             200,000          315,573          1,052,746
           2007                 93,371              -             185,000        1,240,924          1,519,295
        Thereafter              17,218              -                -           1,335,694          1,352,912
                        --------------    --------------   --------------   --------------   ----------------
                        Won  2,677,315    Won    378,077   Won  2,755,000   Won  6,637,477   Won   12,447,869
                        ==============    ==============   ==============   ==============   ================


11.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is Won 33,870 million and Won 34,111 million as of December 31, 2002 and 2001, respectively. Depreciation of the leased assets amounted to Won 10,235 million and Won 11,432 million for the years ended December 31, 2002 and 2001, respectively.

(2) Annual payments under these lease agreements as of September 30, 2002 are as follows (won in millions):

                                                           AMOUNT
                                           ---------------------------------------
          YEAR ENDING DECEMBER 31            FINANCIAL LEASE       OPERATING LEASE
      ---------------------------          -----------------     -----------------
                    2003                   Won        9,292      Won        3,917
                    2004                              2,106                 1,164
                    2005                              1,977                    --
                 Thereafter                             989                    --
                                           ----------------      ----------------
                                                     14,364                 5,081
      Less: Interest                                   (833)                   --
            Current portion                          (8,538)                   --
                                           ----------------      ----------------
                                           Won        4,993      Won        5,081
                                           ================      ================

12.  FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

There are no significant liabilities denominated in foreign currency other than those mentioned in Note 10 and significant assets denominated in foreign currency as of December 31, 2002 and 2001 are as follows (won in millions):

                                                        2002                                2001
                                        ----------------------------------   ---------------------------------
                                             FOREIGN          EQUIVALENT          FOREIGN         EQUIVALENT
                  ACCOUNT                   CURRENCIES        KOREAN WON         CURRENCIES       KOREAN WON
     -------------------------------    ------------------   -------------   -----------------  --------------
     Cash and cash equivalents          US$     16,395,438   Won    19,681   US$     3,547,221   Won     4,704
     Trade receivables                  US$      3,497,537           4,198   US$    17,563,698          23,291
     Other account receivables          US$        644,263             773   US$     3,225,048           4,277
     Other non-current assets           US$         11,560              14   US$        11,560              15
              ''                        JPY      5,859,783              59   JPY     5,859,783              78
                                                             -------------                       -------------
                                                             Won    24,725                       Won    32,365
                                                             =============                       =============



13.  SWAP TRANSACTIONS:

(1) Currency swap contracts as of December 31, 2002 are as follows (foreign currency in millions):

                                                          CONTRACT AMOUNTS IN MILLIONS   CONTRACT INTEREST RATE PER ANNUM
                                  CONTRACT   SETTLEMTNT   ----------------------------   --------------------------------
                                    YEAR        YEAR           PAY          RECEIVE          PAY (%)        RECEIVE (%)
                                  -------    ----------   -------------  --------------  ---------------  ---------------
The Sumitomo Bank Ltd.              1995        2005      US$       286  JPY     27,000        7.68             4.15
The Fuji Bank, Ltd.                 1995        2005      US$       149  JPY     14,425    Libor+0.155          3.40
Canadian Imperial Bank of
   Commerce                         1996        2006      US$        97  JPY      9,865     Libor+0.13          3.80
J.P.Morgan Chase Bank               1996        2006      US$       200  JPY     20,723     Libor+0.14          4.00
Union Bank of Switzerland           1997        2007      US$       244  GBP        150       6.686             8.50
Union Bank of Switzerland           1997        2004      US$        30  JPY      3,360        6.33             2.75
Union Bank of Switzerland           1997        2007      JPY     9,895  GBP         50        2.00             8.50
Deutsche Bank                       1998        2004      JPY     1,705  US$         55        6.41             7.11
(formerly Bankers Trust Co.)                              DEM        25
                                                          CHF        20
                                                          CAD        20
Deutsche Bank                       1998        2004      JPY     2,945  US$         95        6.36             7.05
(formerly Bankers Trust Co.)                              DEM        43
                                                          CHF        35
                                                          CAD        34
Union Bank of Switzerland           1998        2003      JPY    12,150  US$        100        4.00             6.375
Barclays Bank PLC, London           2002        2007      JPY    30,400  US$        250        1.04         3M Libor+0.75
J.P. Morgan Securities Ltd.
   Deutsche                         2002        2009      JPY    76,700  US$        650        1.18             4.25

(2)  Interest rate swap contracts as of December 31, 2002 are as follows:

                                                                      CONTRACT INTEREST RATE PER ANNUM
                                           NOTIONAL AMOUNT      -------------------------------------------
                                             IN MILLIONS             PAY (%)                RECEIVE (%)           TERM
                                           ---------------      -------------------     -------------------   ------------
Lehman Brothers Special Financing, Inc.     US$      150            Libor+0.25                 6.375            1993-2003
J.P.Morgan Securities Ltd.                  US$      149               6.91                 Libor+0.155         1995-2005
Woori Bank (formerly Hanvit Bank)           US$      150               6.10                 Libor+0.25          1996-2003
Korea Development Bank                      US$       97               6.10                 Libor+0.13          1997-2004
Union Bank of Switzerland                   US$       70               6.33                 Libor+0.31          1997-2004
Barclays Bank PLC, London                   US$      300            6M Libor-1              Libor+0.45          1997-2004
Shinhan Bank                                US$      100               6.50                    6.75             1997-2004
Deutsche Bank                               US$       55               6.93                                     1998-2004
(formerly Bankers Trust Co.)                JPY    1,705                                       6.41
                                            DEM       25                                       6.41
                                            CHF       20                                       6.41
                                            CAD       20                                       6.41
Deutsche Bank                               US$       95               6.87                                     1998-2004
(formerly Bankers Trust Co.)                JPY    2,945                                       6.36
                                            DEM       43                                       6.36
                                            CHF       35                                       6.36
                                            CAD       34                                       6.36
Deutsche Bank                               US$      100        Max(6,074-Libor, 0)     Max(Libor-6.074, 0)     1998-2007
(formerly Bankers Trust Co.)
Deutsche Bank                               US$      100        Max(Libor-6.074,0)      Max(6.074-Libor, 0)     1998-2007
(formerly Bankers Trust Co.)


The Company entered into the above swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(3) The gains and losses on swap transactions for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                            OTHER INCOME (EXPENSE)
                                    -----------------------------------
                                           2002                2001
                                    ---------------     ---------------
     Currency swap
        Gains                       Won     118,168     Won      79,913
        Losses                              (35,890)           (157,109)
     Interest rate swap
        Gains                                 5,843               7,534
        Losses                              (24,963)            (62,346)
                                    ---------------     ---------------
                                    Won      63,158     Won    (132,008)
                                    ===============     ===============

14.  POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the years ended December 31, 2002 and 2001 are as follows (won in millions):


                                                        2002                2001
                                                   -------------        -------------
     Material expenses:
         Coal                                      Won        --        Won   366,085
         Oil                                               9,836              317,772
         LNG                                                  --              569,010
         Others                                               --               14,271
                                                   -------------        -------------
                                                           9,836            1,267,138

     Amortization of Nuclear fuel                             --              129,641

     Labor expenses:
         Salaries                                        166,705              194,985
         Severance and retirement benefits                52,997               49,298
         Others                                          288,728              307,284
                                                   -------------        -------------
                                                         508,430              551,567
     Overhead expenses:
         Employee benefits                                52,137               61,870
         Taxes and dues                                   15,708              156,943
         Rent                                             20,010               19,494
         Depreciation                                  1,437,953            2,061,272
         Maintenance                                     778,500              941,925
         Commission and consultation fees                 52,834               74,407
         Compensation expense                             63,532               84,081
         Ordinary development expenses                    93,943              139,336
         Reserve for decommissioning costs                    --              140,574
         Impairment loss on utility plant                255,942              160,097
         Others                                           76,216              254,568
                                                   -------------        -------------
                                                       2,846,775            4,094,567
                                                   -------------        -------------
                                                   Won 3,365,041        Won 6,042,913
                                                   =============        =============



15.  SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                       2002                2001
                                                   ------------        ------------
     Labor                                         Won  333,016        Won  284,909
     Employee benefits                                   37,286              33,226
     Taxes and dues                                      15,677              15,697
     Rent                                                16,207              23,831
     Depreciation                                        48,004              42,704
     Maintenance                                         14,924              21,489
     Commission and consultation fees                    78,470              73,752
     Ordinary development expenses                       12,788              13,247
     Collection expense                                 253,040             235,311
     Promotion                                           18,881              49,689
     Bad debts                                           14,380               2,323
     Communication                                       27,788              24,045
     Insurance                                           11,701              10,997
     Rewards                                              4,296              10,329
     Others                                              53,558              49,475
                                                   ------------        ------------
                                                   Won  940,016        Won  891,024
                                                   ============        ============

16.  RESEARCH AND DEVELOPMENT EXPENDITURES:

Research and development expenditures of the Company for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                 2002                  2001
                                           -----------------     -----------------
     Intangibles                           Won        20,065     Won        60,465
     Ordinary development expenses                   106,760               152,608
                                           -----------------     -----------------
                                           Won       126,825     Won       213,073
                                           =================     =================

17.  INCOME TAX EXPENSE:

(1) Income tax expense for the years ended December 31, 2002 and 2001 is as follows (won in millions):

                                                 2002                  2001
                                           -----------------     -----------------
     Income tax currently payable          Won       928,844     Won       535,831
     Changes in deferred income taxes                339,634               211,749
                                           -----------------     -----------------
     Income tax expense                    Won     1,268,478     Won       747,580
                                           =================     =================


(2) Deferred income tax liabilities as of December 31, 2002 and 2001 are as follows (won in millions):

                         ACCUMULATED                                  DEFERRED INCOME
     YEAR           TEMPORARY DIFFERENCES         TAX RATE (%)        TAX LIABILITIES
     ----           ---------------------         ------------      -------------------
     2002           Won        (4,559,354)            29.7          Won     (1,354,128)
     2001           Won        (3,429,313)            29.7          Won     (1,018,506)

18.  RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                RELATED PARTY                            TRANSACTION                           2002            2001
--------------------------------------------  --------------------------------            -------------  --------------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.       Sales of electricity and others             Won   138,270   Won    64,187
  Korea South-East Power Co., Ltd.                             ''                                41,148          28,249
  Korea Midland Power Co., Ltd.                                ''                                21,734          15,658
  Korea Western Power Co., Ltd.                                ''                                38,022          26,368
  Korea Southern Power Co., Ltd.                               ''                                17,788          15,612
  Korea East-West Power Co., Ltd.                              ''                                42,586          21,059
  Powercomm Corporation                                                                          63,994          62,955
  Others                                                       ''                                 8,101          53,270
                                                                                          -------------   -------------
                                                                                          Won   371,643   Won   287,358
                                                                                          =============   =============
Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.       Purchase of electricity and others          Won 4,636,130   Won 3,268,025
  Korea South-East Power Co., Ltd.                             ''                             1,449,355       1,136,424
  Korea Midland Power Co., Ltd.                                ''                             1,598,036       1,040,487
  Korea Western Power Co., Ltd.                                ''                             2,011,776       1,477,167
  Korea Southern Power Co., Ltd.                               ''                             1,785,817       1,311,091
  Korea East-West Power Co., Ltd.                              ''                             1,844,336       1,388,646
  Korea Power Engineering Co., Inc.           Designing of the power plant and others            41,399          54,559


                RELATED PARTY                            TRANSACTION                           2002            2001
--------------------------------------------  --------------------------------            -------------  --------------
  Korea Plant Service & Engineering Co.,
   Ltd.                                         Utility plant maintenance                  Won    38,744   Won     41,017
  Korea Nuclear Fuel Co., Ltd.                  Purchase of nuclear fuel                           2,776           36,687
  Korea Electric Power Data Network Co.,
   Ltd.                                         Maintenance of computer system                   153,301          163,029
  Korea Electric Power Industrial
   Development, Ltd.                            Commissions for service and others                84,011           90,493
   Korea Gas Corporation                        Purchase of LNG                                       --          566,063
  Others                                        Commissions for service and others                67,562           65,149
                                                                                          --------------   --------------
                     Total                                                                Won 13,713,243   Won 10,638,837
                                                                                          ==============   ==============


(2) Receivables arising from related parties transactions as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                   2002                                  2001
                                                ------------------------------------------------    -------------
                                                                  OTHER ACCOUNT
                                                    TRADE          RECEIVABLES
                 RELATED PARTY                   RECEIVABLES        AND OTHER          TOTAL             TOTAL
  -----------------------------------------      --------------  ---------------   --------------   -------------
   Korea Hydro & Nuclear Power Co., Ltd.         Won     8,020      Won      --    Won      8,020   Won     7,132
   Korea South-East Power Co., Ltd.                      2,994              645             3,639           2,623
   Korea Midland Power Co., Ltd.                            --              382               382             483
   Korea Western Power Co., Ltd.                         2,722              423             3,145           5,247
   Korea Southern Power Co., Ltd.                        1,107              540             1,647           1,744
   Korea East-West Power Co., Ltd.                       3,897              621             4,518           2,012
   Powercomm Corporation                                    --            5,731             5,731           4,556
   Others                                                   --            4,872             4,872           3,803
                                                 -------------      -----------    --------------   -------------
                    Total                        Won    18,740      Won  13,214    Won     31,954   Won    27,600
                                                 =============      ===========    ==============   =============

(3) Payables arising from related parties transactions as of December 31, 2002 and 2001 are as follows (won in millions):

                                                                          2002                                    2001
                                                   -------------------------------------------------------   --------------
                                                        TRADE             OTHER ACCOUNTS
                  RELATED PARTY                       PAYABLES           PAYABLE AND OTHER       TOTAL          TOTAL
  --------------------------------------------     --------------       ------------------  --------------   --------------
  Korea Hydro & Nuclear Power Co., Ltd.            Won   366,226          Won    2,283      Won    368,509    Won   338,017
  Korea South-East Power Co., Ltd.                       123,918                   113             124,031          127,474
  Korea Midland Power Co., Ltd.                          168,224                   186             168,410          112,351
  Korea Western Power Co., Ltd.                          176,608                   208             176,816          165,791
  Korea Southern Power Co., Ltd.                         130,101                    80             130,181          146,432
  Korea East-West Power Co., Ltd.                        141,830                   187             142,017          167,793
  Korea Power Engineering Co., Inc.                           --                 7,108               7,108            6,460
  Korea Plant Service & Engineering Co., Ltd.                 --                 6,845               6,845            6,819
  Korea Nuclear Fuel Co., Ltd.                                --                   570                 570              552
  Korea Electric Power Data Network Co., Ltd.                 --                25,502              25,502           27,530
  Korea Electric Power Industrial Development,
   Ltd.                                                       --                12,353              12,353            8,586
  Others                                                   4,924                 4,746               9,670            9,517
                                                   -------------          ------------      --------------    -------------
                     Total                         Won 1,111,831          Won   60,181      Won  1,172,012    Won 1,117,322
                                                   =============          ============      ==============    =============

19.  CONTINGENT LIABILTIES:

(1) The Company is engaged in 232 lawsuits as a defendant and 41 lawsuits as a plaintiff. The total amount claimed from the Company is Won 98,069 million and the total amount claimed by the Company is Won 104,021 million as of December 31, 2002. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's debts of Won 17,646,157 million, including borrowings of Won 13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, under the Commercial Code of the Republic of Korea. The balance of debts subject to those collective responsibilities as of December 31, 2002 is Won 6,867,718 million.

(3) The Company has provided debt repayment guarantees for its related parties in connection with the related parties' borrowings as of December 31, 2002 as follows:

      LOAN TYPE                   GUARANTEED COMPANY             FINANCIAL INSTITUTIONS            AMOUNT
     --------------      ------------------------------------   -------------------------    -----------------
     Foreign             KEPCO International Hong Kong Ltd.     Nippon Life Insurance        US$    82,006,000
     currency loan                      ''                      Norinchukin Bank                    35,000,000
                                        ''                      Korea Development Bank              13,908,000
                         KEPCO International Philippines Inc.   Korea Development Bank              63,609,000
                                                                                             -----------------
                                                                                             US$   194,523,000
                                                                                             =================


(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 449,672,139 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of that borrowings.

(5) The Company has provided debt repayment guarantees of US$ 303,266,667 in relation to the commercial borrowings. Also, the Company entered into the contract with Korea Development Bank, under which Korea Development Bank would guarantee the repayment of the Company's foreign currency debentures arisen at the spin-off of the Company's power generation division on April 2, 2001.

(6) Five banks including the National Agricultural Cooperative Federation has provided the Company a credit (overdraft) line amounting to Won 245,000 million as of December 31, 2002.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to Won 1,140,810 million and Won 987,272 million for the years ended December 31, 2002 and 2001, respectively.

20.  SPIN-OFF:

The Company spun off its power generation division during the first half of 2001 in accordance with the restructuring plan of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy on January 21, 1999.

(1) The newly established power generation subsidiaries are primarily engaged in the sale of electricity to the Company through the Korea Power Exchange. Details of those subsidiaries are as follows:

                 NAME OF THE SUBSIDIARIES                                    MAJOR POWER PLANT
     ------------------------------------------------     ---------------------------------------------------
     Korea Hydro & Nuclear Power Co., Ltd. (KHNP)         Hydroelectric  power plant and nuclear  power plant
                                                              in Gori and others
     Korea South-East Power Co., Ltd. (KOSEPCO)           Thermoelectric power plant in Samchonpo and
                                                              others
     Korea Midland Power Co., Ltd. (KOMIPO)               Thermoelectric power plant in Boryung and others
     Korea Western Power Co., Ltd. (KOWEPCO)              Thermoelectric power plant in Tae-an and others
     Korea Southern Power Co., Ltd. (KOSPO)               Thermoelectric power plant in Hadong and others
     Korea East-West Power Co., Ltd. (KEWESPO)            Thermoelectric power plant in Dangjin and others


(2)  Details of the spin-off

     a) The Company spun off its power generation business as stipulated by the Commercial Code of the Republic of Korea.

     b)   Registration date of spin off: April 2, 2001

     c)   Date of resolution of shareholders: March 16, 2001

     d)   Date of resolution of Board of Directors: February 24, 2001

(3)  Assets and liabilities of the spun off division

     a) Assets and liabilities of the spun off division as of April 2, 2001, date of spin off (won in million)

                  KHNP             KOSEPCO          KOMIPO          KOWEPCO          KOSPO           KEWESPO           TOTAL
             --------------    -------------    -------------    -------------    ------------    -------------    -------------
Assets       Won 18,791,413    Won 2,490,720    Won 2,662,209    Won 2,904,046    Won 3,627,985    Won 4,655,400    Won 35,131,773
Liabilities       9,426,614        1,258,716        1,336,317        1,461,408        1,830,607        2,332,495        17,646,157
             --------------    -------------    -------------    -------------    -------------    -------------    --------------
Net assets   Won  9,364,799    Won 1,232,004    Won 1,325,892    Won 1,442,638    Won 1,797,378    Won 2,322,905    Won 17,485,616
             ==============    =============    =============    =============    =============    =============    ==============


     b) Assets and liabilities of the spun off division as of December 31, 2000 (won in million)

                  KHNP            KOSEPCO          KOMIPO          KOWEPCO           KOSPO            KEWESPO           TOTAL
             --------------    -------------    -------------    -------------    -------------    -------------    -------------
Assets       Won 17,433,479    Won 2,688,953    Won 2,209,503    Won 2,943,194    Won 3,507,340    Won 4,696,226    Won 33,478,695
Liabilities       9,231,779        1,469,853        1,234,789        1,542,594        1,819,240        2,463,526        17,761,781
             --------------    -------------    -------------    -------------    -------------    -------------    --------------
Net assets   Won  8,201,700    Won 1,219,100    Won   974,714    Won 1,400,600    Won 1,688,100    Won 2,232,700    Won 15,716,914
             ==============    =============    =============    =============    =============    =============    ==============


     c) Result of operations of the spun off division (From January 1, 2001 to April 1, 2001) (won in million)

                     KHNP           KOSEPCO          KOMIPO         KOWEPCO          KOSPO           KEWESPO           TOTAL
                -------------    -------------    ------------    ------------    ------------    -------------    ------------
Net sales       Won 1,097,586    Won   410,195    Won  345,771    Won  406,931    Won  413,058    Won   481,710    Won 3,155,251
Cost of
   goods sold         875,074          360,346         280,101         380,139         401,384          460,825       2,757,869
                -------------    -------------    ------------    ------------    ------------    -------------    ------------
Gross profit    Won   222,512    Won    49,849    Won   65,670    Won   26,792    Won   11,674    Won    20,885    Won  397,382
                =============    =============    ============    ============    ============    =============    ============

21.  STATEMENTS OF CASH FLOWS:

(1) Cash flows from operating activities were presented using the indirect method. Transactions not involving cash flows for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                                         2002                2001
                                                                     ------------       --------------
  Increase of investment securities due to the spin-off              Won       --       Won 17,119,453
  Reclassification of long term loans to short-term loans                   8,618               19,881
  Reclassification of construction in-progress to utility plant         4,100,723            5,011,697
  Reclassification of current portion of debentures                     1,632,145            1,053,007
  Reclassification of current portion of long term debt                   811,349              350,712


22.   SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:

The accounts and amounts needed for calculation of value added for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                              2002                2001
                                                        --------------      -------------
  Salaries and wages                                    Won    776,847      Won   781,760
  Provisions for severance indemnities                          92,915             86,566
  Employee benefits                                             92,486             96,897
  Rent                                                          36,425             43,472
  Depreciation                                               1,485,956          2,466,884
  Taxes and dues                                                31,453            172,712
                                                        --------------     --------------
                                                        Won  2,516,082      Won 3,648,291
                                                        ==============     ==============

23.   WELFARE PROGRAM FOR EMPLOYEES AND DONATIONS:

Details of the welfare program for employees and donations for the years ended December 31, 2002 and 2001 are as follows (won in millions):

                                                                   2002                2001
                                                             ---------------     -------------
  Donation to Welfare fund                                   Won     50,000      Won    90,000
  Electrification of rural and fishing villages                      24,892             11,399
  Donation to Korea Volleyball association and others                 1,933              1,604
                                                             --------------      -------------
                                                             Won     76,825      Won   103,003
                                                             ==============      =============

                               SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   KOREA ELECTRIC POWER CORPORATION


                                   By:/s/ Chung, Soo Eun
                                   ------------------------------------------
                                   Name: Chung, Soo Eun
                                   Title: Chief Financial Officer

Date : March 10, 2003